2 February 2007


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 1 February 2007 from Tata Steel UK Limited that on 31 January 2007, Tata Steel UK Limited had an interest in 199,958,077 ordinary shares of Corus Group plc representing 21.1% of the issued share capital of Corus Group plc.

END